EXHIBIT 99.1

Sundial Growers Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited – expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	September 30, 2020	December 31, 2019

Assets
Current Assets
Cash and cash equivalents		21,044	45,337
Restricted cash		5,330	15,827
Accounts receivable	5	14,449	27,638
Biological assets	6	4,492	14,309
Inventory	7	31,672	59,942
Prepaid expenses and deposits		7,260	9,564
Assets held for sale	8	2,998	—
		87,245	172,617
Non-current assets
Long-term deposits		1,800	—
Property, plant and equipment	8	119,777	281,984
Intangible assets	9	18,182	43,995
Goodwill	10	—	11,440
Total assets		227,004	510,036

Liabilities
Current liabilities
Accounts payable and accrued liabilities		26,388	58,110
Current portion of long-term debt	11	71,063	177,913
Current portion of lease obligations	12	405	722
Derivative warrant liabilities	14	4,411	—
Contingent consideration	15	—	32,501
		102,267	269,246
Non-current liabilities
Long-term debt	11	—	—
Lease obligations	12	1,136	16,227
Convertible notes	13	48,408	—
Deferred tax liability		—	3,365
Total liabilities		151,811	288,838

Shareholders’ equity
Share capital	16(b)	504,671	509,654
Warrants	16(c)	25,602	27,831
Contributed surplus		38,609	30,192
Contingent consideration		2,279	2,279
Accumulated deficit		(500,506)	(360,338)
Accumulated other comprehensive income		—	6,866
Total shareholders’ equity		70,655	216,484
Non-controlling interest		4,538	4,714
Total liabilities and shareholders’ equity		227,004	510,036

Going concern (note 1)

Commitments (note 25)

Subsequent events (notes 13 and 16b)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2020	2019	2020	2019
Gross revenue	18	15,525	28,690	56,456	50,665
Excise taxes		2,660	669	9,391	1,846
Net revenue		12,865	28,021	47,065	48,819
Cost of sales	7	10,259	20,250	41,102	31,462
Inventory obsolescence	7	19,897	—	37,638	—
Gross margin before fair value adjustments		(17,291)	7,771	(31,675)	17,357
Change in fair value of biological assets		194	11,675	4,853	24,541
Change in fair value realized through inventory	7	(2,447)	(5,875)	(18,352)	(7,564)
Gross margin		(19,544)	13,571	(45,174)	34,334

General and administrative		7,158	12,415	25,501	23,860
Sales and marketing		1,117	2,056	3,427	4,801
Research and development		35	196	378	2,047
Depreciation and amortization	8,9	1,480	143	3,414	411
Foreign exchange loss (gain)		(249)	190	(1,204)	136
Share-based compensation	17	3,118	7,991	7,065	34,145
Restructuring costs		1,108	—	6,190	—
Asset impairment	8	60,000	—	65,659	162
Government subsidies	19	(4,081)	—	(4,081)	—
Loss from operations		(89,230)	(9,420)	(151,523)	(31,228)

Transaction costs		(364)	(6,315)	(2,762)	(6,315)
Finance income (costs)	20	18,197	(10,150)	11,624	(20,293)
Loss on financial obligation		—	(59,583)	—	(60,308)
(Loss) gain on disposition of PP&E		—	(19)	488	(4)
Loss before income tax		(71,397)	(85,487)	(142,173)	(118,148)
Income tax recovery		—	—	—	3,609
Net loss from continuing operations		(71,397)	(85,487)	(142,173)	(114,539)
Net loss from discontinued operations	4	—	(12,004)	(33,627)	(12,004)
Net loss		(71,397)	(97,491)	(175,800)	(126,543)

(Loss) gain on translation of foreign operations		—	(3,869)	600	(3,869)
Comprehensive loss		(71,397)	(101,360)	(175,200)	(130,412)

Net loss from continuing operations attributable to:
Sundial Growers Inc.		(71,386)	(85,448)	(141,997)	(114,472)
Non-controlling interest		(11)	(39)	(176)	(67)
		(71,397)	(85,487)	(142,173)	(114,539)
Net loss attributable to:
Sundial Growers Inc.		(71,386)	(97,452)	(175,624)	(126,476)
Non-controlling interest		(11)	(39)	(176)	(67)
		(71,397)	(97,491)	(175,800)	(126,543)
Comprehensive loss attributable to:
Sundial Growers Inc.		(71,386)	(101,321)	(175,024)	(130,345)
Non-controlling interest		(11)	(39)	(176)	(67)
		(71,397)	(101,360)	(175,200)	(130,412)
Net loss per common share attributable to Sundial Growers Inc.
Basic and diluted	21	$(0.53)	$(1.06)	$(1.51)	$(1.61)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2019		509,654	27,831	30,192	2,279	(360,338)	6,866	4,714	221,198
Net loss		—	—	—	—	(175,624)	—	(176)	(175,800)
Other comprehensive income		—	—	—	—	—	600	—	600
Share issuances	16(b)	15,232	—	—	—	—	—	—	15,232
Share issuance costs		(1,818)	—	—	—	—	—	—	(1,818)
Convertible debt - conversions	13	11,912	—	—	—	—	—	—	11,912
Derivative warrants exercised	14	8,087	—	—	—	—	—	—	8,087
Warrants expired	16(c)	—	(2,229)	2,229	—	—	—	—	—
Dispositions	4	(38,447)	—	—	—	35,456	(7,466)	—	(10,457)
Share-based compensation	17	51	—	6,188	—	—	—	—	6,239
Balance at September 30, 2020		504,671	25,602	38,609	2,279	(500,506)	—	4,538	75,193

Balance at June 30, 2020		471,868	27,831	33,262	2,279	(429,120)	—	4,549	110,669
Net loss		—	—	—	—	(71,386)	—	(11)	(71,397)
Share issuances	16(b)	14,622	—	—	—	—	—	—	14,622
Share issuance costs		(1,818)	—	—	—	—	—	—	(1,818)
Convertible debt - conversions	13	11,912	—	—	—	—	—	—	11,912
Derivative warrants exercised	14	8,087	—	—	—	—	—	—	8,087
Warrants expired	16(c)	—	(2,229)	2,229	—	—	—	—	—
Share-based compensation	17	—	—	3,118	—	—	—	—	3,118
Balance at September 30, 2020		504,671	25,602	38,609	2,279	(500,506)	—	4,538	75,193

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Convertible notes – equity component	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2018		65,133	3,108	9,493	3,232	—	(88,874)	—	—	(7,908)
Net loss		—	—	—	—	—	(126,476)	—	(67)	(126,543)
Other comprehensive income		—	—	—	—	—	—	(3,869)	—	(3,869)
Share issuances	16(b)	197,789	—	—	—	—	—	—	—	197,789
Shares issued to related parties		63,460	5,833	—	—	—	—	—	—	69,293
Share issuance costs	16(b)	(12,499)	—	—	—	—	—	—	—	(12,499)
Business acquisitions		39,849	—	—	—	2,279	—	—	4,879	47,007
Convertible debt - conversions		100,994	3,052	—	(1,348)	—	—	—	—	102,698
Warrants reclassified from liability		—	16,091	—	—	—	—	—	—	16,091
Warrants exercised	16(c)	21,791	(3,831)	—	—	—	—	—	—	17,960
Share-based compensation	17	2,320	—	32,232	—	—	—	—	—	34,552
Employee warrants exercised	17	17,156	—	(15,911)	—	—	—	—	—	1,245
Balance at September 30, 2019		495,993	24,253	25,814	1,884	2,279	(215,350)	(3,869)	4,812	335,816

Balance at June 30, 2019		111,605	—	19,407	3,232	2,279	(117,898)	—	4,851	23,476
Net loss		—	—	—	—	—	(97,452)	—	(39)	(97,491)
Other comprehensive loss		—	—	—	—	—	—	(3,869)	—	(3,869)
Share issuances	16(b)	190,797	—	—	—	—	—	—	—	190,797
Issued to related parties		63,460	5,833	—	—	—	—	—	—	69,293
Share issuance costs		(12,498)	—	—	—	—	—	—	—	(12,498)
Business acquisitions		37,248	—	—	—	—	—	—	—	37,248
Convertible debt - conversions		100,994	3,052	—	(1,348)	—	—	—	—	102,698
Warrants reclassified from liability		—	16,091	—	—	—	—	—	—	16,091
Warrants exercised	16(c)	2,228	(723)	—	—	—	—	—	—	1,505
Share-based compensation	17	1,738	—	6,660	—	—	—	—	—	8,398
Employee warrants exercised	17	421	—	(253)	—	—	—	—	—	168
Balance at September 30, 2019		495,993	24,253	25,814	1,884	2,279	(215,350)	(3,869)	4,812	335,816

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2020	2019	2020	2019
Cash provided by (used in):
Operating activities
Net loss from continuing operations for the period		(71,397)	(85,487)	(142,173)	(114,539)
Items not involving cash:
Income tax recovery		—	—	—	(3,609)
Change in fair value of biological assets		(194)	(11,675)	(4,853)	(24,541)
Share-based compensation	17	3,118	7,991	7,065	34,145
Depreciation and amortization	8,9	3,127	1,815	8,996	4,328
Loss (gain) on disposition of PP&E		—	19	(488)	4
Inventory obsolescence	7	19,897	—	37,638	—
Transaction costs		—	1,279	—	1,279
Finance (income) costs	20	(19,558)	6,407	(18,153)	9,200
Loss on financial obligation		—	59,583	—	60,308
Unrealized foreign exchange loss (gain)		(243)	229	(1,429)	(193)
Restructuring costs		—	—	448	—
Asset impairment	8	60,000	—	65,659	162
Change in non-cash working capital		(14,807)	(9,528)	(2,783)	(24,377)
Net cash used in operating activities from continuing operations		(20,057)	(29,367)	(50,073)	(57,833)
Net cash provided by operating activities from discontinued operations	4	—	978	4,820	978
Net cash used in operating activities		(20,057)	(28,389)	(45,253)	(56,855)
Investing activities
Additions to property, plant and equipment	8	(1,076)	(27,334)	(2,869)	(91,371)
Additions to intangible assets	9	(138)	—	(138)	—
Proceeds from disposal of PP&E	8	6	11	2,109	25
Acquisition of Bridge Farm	4	—	(77,023)	—	(77,023)
Change in non-cash working capital		(531)	(3,007)	(11,221)	9,867
Net cash used in investing activities from continuing operations		(1,739)	(107,353)	(12,119)	(158,502)
Net cash used in investing activities from discontinued operations	4	—	(21,205)	(6,617)	(21,205)
Net cash used in investing activities		(1,739)	(128,558)	(18,736)	(179,707)
Financing activities
Proceeds from convertible notes, net of costs	13	(167)	(678)	18,462	90,373
Change in restricted cash		—	93,724	10,497	(10,000)
(Repayment) proceeds from Syndicated Credit Agreement, net of costs	11(a)	(1,931)	82,968	(12,593)	82,968
Payments on lease obligations	12	(93)	(56)	(312)	(147)
Proceeds from issuance of shares, net of costs	16(b)	24,588	177,019	24,588	177,474
Proceeds from Term Debt Facility, net of costs		—	143	—	105,539
Repayment of other debt instruments		—	(79,825)	—	(88,296)
Proceeds from exercise of equity classified warrants	16(c)	—	1,505	—	17,960
Proceeds from exercise of employee warrants	17	—	168	—	1,245
Settlement of financial obligation		—	(9,500)	—	(9,500)
Change in non-cash working capital		(952)	(1,847)	(1,595)	(67)
Net cash provided by financing activities from continuing operations		21,445	263,621	39,047	367,549
Net cash used in financing activities from discontinued operations	4	—	(244)	(639)	(244)
Net cash provided by financing activities		21,445	263,377	38,408	367,305
Effect of exchange rate changes on cash held in foreign currency		(234)	(1,392)	1,288	(1,392)
Impact of foreign currency translation from discontinued operations	4	—	(1,667)	—	(1,667)
Change in cash and cash equivalents		(585)	103,371	(24,293)	127,684
Cash and cash equivalents, beginning of period		21,629	38,434	45,337	14,121
Cash and cash equivalents, end of period		21,044	141,805	21,044	141,805

Cash interest paid		1,025	3,688	4,875	7,648

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada. The production, distribution and sale of cannabis was regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by the Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

On August 1, 2019, the Company’s common shares began trading on the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “SNDL”.

Sundial does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

Going concern assumption

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company is an early-stage company, has accumulated significant losses and was in non-compliance with its loan covenants (note 11a) as at December 31, 2019 and March 31, 2020. Furthermore, the Company and certain of its subsidiaries have a limited operating history and a history of negative cash flows from operating activities.

The Company has a Producer’s License at each of its two Canadian facilities, a license to sell live plants to other licensed producers and its standard processing and sales license from Health Canada. The Company has maintained compliance with all Health Canada’s requirements under these licenses.

The ability of the Company to continue as a going concern depends on the Company maintaining such licenses, the continued support of its lenders, its ability to achieve profitable operations and its ability to raise additional financing to fund current and future operating and investing activities. There is no assurance that the Company will be able to accomplish any of the foregoing objectives.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach.

On June 5, 2020, the Company entered into an amended and restated credit agreement (note 11a), executed a refinancing transaction under its Term Debt Facility (note 11b), executed an intercreditor agreement and closed the sale of Bridge Farm (note 4). The amended and restated credit agreement includes a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020 (which was satisfied as a result of the August 2020 Offering (note 16b)). Principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020 and were paid on that date. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement senior funded debt to EBITDA covenant at December 31, 2020 (note 11a).

The Company plans to access the capital markets to raise additional liquidity. The Company has filed a registration statement for a mixed shelf prospectus allowing it to issue common shares in an amount up to US$100 million at its discretion and established the at-the-market equity program (the “ATM Program”) covering issuances of up to US$50 million. The Company has raised gross proceeds of US$20.0 million through the August 2020 Offering and subsequent to September 30, 2020, the Company has raised gross proceeds of US$35.5 million from sales under the ATM Program

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(note 16b). There can be no guarantee that the Company will be able to raise additional capital on terms acceptable to it or at all. Any delay or failure to complete any additional financing would have a significant negative impact on the Company’s business, results of operations and financial condition, and the Company may be forced to curtail or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

These events, combined with the accumulated losses to date, indicate the existence of a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

COVID-19

The global impact of COVID-19 has resulted in significant declines in global stock markets and has contributed to a great deal of uncertainty as to the health of the global economy over the next 12 to 18 months. The Company has implemented several new pandemic-related procedures and protocols at its facilities, including enhanced screening measures, enhanced cleaning and sanitation processes and frequency, encouraging social distancing measures and directing employees to work from home if possible. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

The potential impact that COVID-19 will have on the Company’s business or financial results cannot be reasonably estimated at this time. However, any shutdowns requested or mandated by government authorities in response to the outbreak of COVID-19 that may affect the Company, its suppliers, distribution channels or customers may have a material impact to the Company’s planned operations.

2.	Basis of presentation
a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those disclosed in the audited consolidated financial statements for the year ended December 31, 2019, except as described in note 3. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the Company for the year ended December 31, 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The condensed consolidated interim financial statements have been prepared on a going concern basis (note 1), based on Management’s assessment that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. These condensed consolidated interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors (“Board”) on November 11, 2020.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for biological assets and certain financial instruments which are measured at fair value with changes in fair value recorded in profit or loss.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

c)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries. Subsidiaries incorporated in the jurisdiction of England and Wales use the Great Britain Pound as its functional currency (note 4). Sundial Deutschland GmbH and Sundial Portugal, Unipessoal LDA use the European Euro as their functional currency. Transactions in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s consolidated financial statements, the financial statements of foreign subsidiaries are translated into Canadian dollars, the functional and reporting currency of the Company. The assets and liabilities of foreign subsidiaries that do not have a functional currency of Canadian dollars, are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transactions. Foreign exchange differences from the translation of foreign subsidiaries into Canadian dollars are recognized in Other Comprehensive Income.

d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these condensed consolidated interim financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
Pathway Rx Inc.	Alberta, Canada	50%
Sundial UK Limited (1)	England and Wales	100%
(1)	Discontinued operation (note 4)
3.	Significant accounting policies

The accounting policies, critical accounting judgements and significant estimates used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2019 have been applied in the preparation of these condensed consolidated interim financial statements except as described below.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. If a grant is received but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until such conditions are fulfilled. When the grant relates to an expense item in nature, it is recognized as “government subsidies” in profit or loss on a systematic basis in the period in which the costs are incurred.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

4.	Discontinued operations

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”). The acquisition closed on July 2, 2019. Bridge Farm was acquired to expand the Company’s business to cannabidiol (“CBD”) extraction and production, subject to certain regulatory, licensing and other restrictions, to launch CBD sales in the United Kingdom. At December 31, 2019, the Company recorded a goodwill impairment based on significant delays and uncertainties in the licensing and regulatory framework in the United Kingdom. As part of the negotiations with the Company’s senior lenders regarding a December 31, 2019 covenant breach and restructuring of its credit agreements, the Company was required to enter into a definitive sale and purchase agreement related to the sale of Bridge Farm.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019 (note 15), and (iii) the cancellation of approximately 2.7 million Sundial common shares (value of $3.0 million), representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”). The sale of Bridge Farm closed on June 5, 2020.

The Bridge Farm operations comprised the Company’s entire Ornamental Flower segment located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation as it was not highly probable that the carrying amount of the disposal group would be recovered through a sale transaction rather than through continuing use. The comparative statement of loss and comprehensive loss and statement of cash flows has been re-presented to show the discontinued operation separately from continuing operations. With the disposition of the Ornamental Flower segment, the Company no longer has multiple segments. Accordingly, the Cannabis operations in Canada comprise the entire operations of the Company.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Results of discontinued operations

	Three months ended September 30		Nine months ended September 30
	2020	2019 (1)	2020 (2)	2019 (1)
Gross revenue	—	5,491	22,139	5,491
Net revenue	—	5,491	22,139	5,491
Cost of sales	—	4,572	15,633	4,572
Gross margin before fair value adjustments	—	919	6,506	919
Change in fair value of biological assets	—	181	1,064	181
Change in fair value realized through inventory	—	—	(1,122)	—
Gross margin	—	1,100	6,448	1,100

General and administrative	—	2,162	8,585	2,162
Sales and marketing	—	411	1,418	411
Depreciation and amortization	—	1,135	2,752	1,135
Foreign exchange loss	—	—	1,057	—
Share-based compensation	—	407	(826)	407
Loss from operations	—	(3,015)	(6,538)	(3,015)

Transaction costs	—	(1,436)	—	(1,436)
Finance costs	—	(2,408)	(10,083)	(2,408)
Loss on contingent consideration	—	(5,835)	(2,252)	(5,835)
Gain on investment	—	165	—	165
Gain (loss) on disposition of PP&E	—	13	—	13
Loss on disposition of Bridge Farm	—	—	(14,979)	—
Loss before income tax	—	(12,516)	(33,852)	(12,516)
Income tax recovery	—	512	225	512
Net loss (3)	—	(12,004)	(33,627)	(12,004)
(1)	Period July 2, 2019 to September 30, 2019
(2)	Period January 1, 2020 to June 5, 2020
(3)	Net loss from the discontinued operations is attributable entirely to the owners of the Company.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Effect of disposal on the financial position of the Company

Cash and cash equivalents	2,963
Accounts receivable	15,641
Biological assets	2,831
Inventory	787
Property, plant and equipment	88,698
Goodwill	11,345
Intangible assets	23,884
Accounts payable and accrued liabilities	(22,792)
Lease obligation	(14,894)
Deferred tax liability	(3,115)
Accumulated other comprehensive income	(7,466)
Net assets and liabilities	97,882

Consideration received
Term Debt Facility	45,000
Contingent consideration liability	34,912
Cancellation of common shares	2,991
Total consideration	82,903

Loss on disposition	(14,979)

5.	Accounts receivable
As at	September 30, 2020	December 31, 2019
Trade receivables	14,323	24,684
Other receivables	126	2,954
	14,449	27,638

The Company has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has evaluated the potential impact of COVID-19 on the collection of its trade receivables and concluded that it does not currently have a material impact. Refer to note 22 for credit risk disclosures.

6.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

As at	September 30, 2020	December 31, 2019
Balance, beginning of year	14,309	876
Increase in biological assets due to capitalized costs	33,942	62,331
Net change in fair value of biological assets	5,917	30,726
Transferred to inventory upon harvest	(46,833)	(80,991)
Acquisitions	—	1,288
Disposition of Bridge Farm (note 4)	(2,831)	—
Foreign currency translation	(12)	79
Balance, end of period	4,492	14,309

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		September 30 2020	December 31 2019	September 30 2020	December 31 2019
Yield per square foot of growing space (1)	Grams	42	47	443	1,183
Average net selling price (2)	$/gram	5.30	5.47	1,317	3,021
After harvest cost to complete and sell	$/gram	1.48	2.34	272	267
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at September 30, 2020, it is estimated that the Company’s biological assets will yield approximately 6,091 kilograms (December 31, 2019 – 10,455 kilograms) of dry cannabis when harvested. During the nine months ended September 30, 2020, the Company harvested 22,396 kilograms of dry cannabis (nine months ended September 30, 2019 – 23,115 kilograms).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

7.	Inventory
As at	September 30, 2020	December 31, 2019
Harvested cannabis	22,113	50,403
Cannabis supplies and consumables	9,559	8,808
Ornamental flowers, supplies and consumables (note 4)	—	731
	31,672	59,942

At September 30, 2020, the Company held 11,877 kilograms of harvested cannabis (December 31, 2019 – 8,380 kilograms) in inventory. During the three and nine months ended September 30, 2020, inventories of $10.3 million and $41.1 million were recognized as an expense (three and nine months ended September 30, 2019 - $20.3 million and $31.5 million). Included in inventories expensed for the three and nine months ended September 30, 2020 is an

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

excess and obsolete inventory provision of 19.9 million and $37.6 million. Included in change in fair value realized through inventory is the fair value component of the excess and obsolete inventory provision for the three and nine months ended September 30, 2020 of 1.0 million and $11.0 million.

8.	Property, plant and equipment
	Land and buildings	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2019	26,606	166,442	24,021	16,509	58,031	291,609
Additions	8	158	2,786	780	4,319	8,051
Transfers from CIP	507	5,720	2,287	—	(8,514)	—
Reclassification to assets held for sale	(1,547)	—	—	—	(1,451)	(2,998)
Dispositions	(499)	(162)	(50)	(825)	(991)	(2,527)
Disposition of Bridge Farm (note 4)	(16,300)	(21,587)	(249)	(14,431)	(39,734)	(92,301)
Foreign currency translation	(137)	(181)	(1)	(122)	(347)	(788)
Balance at September 30, 2020	8,638	150,390	28,794	1,911	11,313	201,046

Accumulated amortization and impairment
Balance at December 31, 2019	3	5,400	3,697	363	162	9,625
Depreciation	475	5,342	3,532	531	—	9,880
Impairment	—	60,000	—	—	5,659	65,659
Dispositions	—	(37)	(44)	(176)	—	(257)
Disposition of Bridge Farm (note 4)	(473)	(2,879)	—	(251)	—	(3,603)
Foreign currency translation	(5)	(27)	—	(3)	—	(35)
Balance at September 30, 2020	—	67,799	7,185	464	5,821	81,269

Net book value
Balance at December 31, 2019	26,603	161,042	20,324	16,146	57,869	281,984
Balance at September 30, 2020	8,638	82,591	21,609	1,447	5,492	119,777

During the nine months ended September 30, 2020, no salaries and benefits were capitalized. During the nine months ended September 30, 2019 – $0.3 million in salaries and benefits was capitalized, including $0.3 million associated with construction in progress. In addition, no interest associated with construction in progress was capitalized during the nine months ended September 30, 2020 (nine months ended September 30, 2019 – $1.3 million). Construction in progress relates to the construction of production facilities and related infrastructure.

During the nine months ended September 30, 2020, the Company signed a purchase and sale agreement to sell certain non-core assets within the Cannabis segment, consisting of land, building and equipment, located in Kamloops, British Columbia, for gross cash proceeds of $2.1 million. The sale closed on March 27, 2020.

During the nine months ended September 30, 2020, the Company determined that indicators of impairment existed with respect to the Company’s B.C. cash generating unit (“CGU”) as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million. The recoverable amount of these assets was further reduced to $2.9 million due to the Company receiving utility deposits back resulting from the deferral of the facility. Management is committed to a plan to sell the Merritt facility and the asset is available for immediate sale, resulting in the reclassification to assets held for sale on the consolidated statement of financial position.

Due to decreasing estimates for the size of the potential Canadian cannabis market, the Company has curtailed the number of flowering rooms being used for cultivation at its Olds facility. In addition, the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization. In light of these circumstances, the Company has determined that indicators of impairment existed at September 30, 2020.

The impairment test for the Company’s Alberta CGU used a value in use approach based on internal cash flow estimates at September 30, 2020 and a discount rate of 25%. The discount rate was estimated based on the Company’s weighted average cost of capital, adjusted for risks specific to the CGU. The estimated cash flows were based on a 5-year model taking in account forecasted Canadian cannabis industry activity market size and Sundial’s forecasted market share.  A terminal value thereafter was applied. Based on the analysis, the Company determined there was an impairment of the Company’s Alberta CGU of $60.0 million for the three and nine months ended September 30, 2020 (2019 - nil), as the estimated recoverable amount for this CGU was lower than the respective carrying amount. The estimated value in use for the Company’s Alberta CGU was sensitive to an increase in the discount rate. An increase to the discount rate by 1% would increase impairment by approximately $9.2 million.

9.	Intangible assets
	Brands and trademarks	Patents	Customer relationships	Other	Total
Cost
Balance at December 31, 2019	8,386	13,551	19,578	3,778	45,293
Additions	138	—	—	—	138
Disposition of Bridge Farm (note 4)	(3,066)	—	(19,415)	(3,747)	(26,228)
Foreign currency translation	(25)	—	(163)	(31)	(219)
Balance at September 30, 2020	5,433	13,551	—	—	18,984

Accumulated amortization
Balance at December 31, 2019	131	—	976	191	1,298
Depreciation	353	508	842	165	1,868
Disposition of Bridge Farm (note 4)	(190)	—	(1,801)	(353)	(2,344)
Foreign currency translation	—	—	(17)	(3)	(20)
Balance at September 30, 2020	294	508	—	—	802

Net book value
Balance at December 31, 2019	8,255	13,551	18,602	3,587	43,995
Balance at September 30, 2020	5,139	13,043	—	—	18,182

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. with a useful life of 15 years and other intellectual property with a useful life of 12 years.

Patents consist of intellectual property acquired through the acquisition of Pathway Rx Inc. consisting of proprietary rights to certain technology, copyrights and trademarks with a useful life of 20 years.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Brands and trademarks consisting of intellectual property acquired as part of the Bridge Farm acquisition, customer relationships and other intangible assets consisting of non-compete clauses and energy credits were disposed of as part of the sale of Bridge Farm (note 4).

10.	Goodwill
Net book value
Balance at December 31, 2018	—
Acquisitions through business combinations	107,053
Foreign currency translation	4,692
Impairment	(100,305)
Balance at December 31, 2019	11,440
Disposition of Bridge Farm (note 4)	(11,345)
Foreign currency translation	(95)
Balance at September 30, 2020	—

At December 31, 2019, goodwill was comprised of the goodwill in the Bridge Farm nursery business (flowers, plants and herbs) which was disposed of as part of the sale of Bridge Farm (note 4).

11.	Debt
	Interest rate	Maturity	Principal	September 30 2020	December 31 2019
Syndicated Credit Agreement (a)
Syndicated facility	Prime + 2.5%	Aug 27, 2021	74,000	71,063	82,910
Operating facility	Prime + 2.5%	Aug 27, 2021	5,330	—	—
Term Debt Facility (b)
First tranche	9.75%	Jul 27, 2023	115,000	—	95,003
				71,063	177,913

Current portion				71,063	177,913
Long term				—	—
A)	Syndicated Credit Agreement
As at	September 30, 2020	December 31, 2019
Principal value of debt	71,900	84,000
Transaction costs	(1,641)	(1,313)
Accretion	804	223
	71,063	82,910

At December 31, 2019, the Syndicated Credit Agreement, as written, contained certain financial covenants to maintain:

(i)	An available cash balance to March 31, 2020;
(ii)	A certain interest coverage ratio as at December 31, 2019;
(iii)	A certain senior funded debt to EBITDA ratio as at March 31, 2020 and as at the end of every fiscal quarter thereafter; and
(iv)	A fixed charge coverage ratio at March 31, 2020 and as at the end of every fiscal quarter thereafter.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

At December 31, 2019, the Company was not in compliance with the interest coverage ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at December 31, 2019, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility were classified as current liabilities on the Company’s consolidated statement of financial position. The Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach and a waiver for any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before April 15, 2020 it would (i) enter into a definitive purchase agreement related to the sale of Bridge Farm and (ii) enter into term sheets with the each of the respective lenders under the Syndicated Credit Agreement and Term Debt Facility setting out a financing strategy for the Company. On April 15, 2020, the Company and its senior lenders agreed to amend the terms of the waiver by extending the date required to enter into a definitive purchase agreement related to the sale of Bridge Farm to April 30, 2020, and on May 1, 2020, the date was extended to May 11, 2020. On May 12, 2020, the Company announced that the previously extended waiver expired, however, on May 14, 2020, the Company obtained a new waiver for the December 31, 2019 covenant breach as described below.

At March 31, 2020, the Company was not in compliance with the senior funded debt to EBITDA ratio covenant under its Syndicated Credit Agreement, which caused a cross-default under the Term Debt Facility. As a result, as at March 31, 2020, the full principal amount of the Syndicated Credit Agreement and the Term Debt Facility continued to be classified as current liabilities on the Company’s consolidated statement of financial position.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility. Under the terms of the waivers, the Company agreed that on or before June 1, 2020 it would (i) execute an amended and restated credit agreement under its Syndicated Facility, (ii) execute a refinancing transaction under its Term Debt Facility, (iii) execute an intercreditor agreement, and (iv) close the sale of Bridge Farm.

On June 1, 2020, the Company’s senior lenders amended the terms of the May 14, 2020 waivers and agreements extending the required completion of defined milestones to June 5, 2020.

On June 5, 2020, the Company entered into an amended and restated credit agreement, executed a refinancing transaction under its Term Debt Facility (note 11b), executed an intercreditor agreement and closed the sale of Bridge Farm (note 4). The amended and restated credit agreement includes a waiver for the Company’s March 31, 2020 covenant non-compliance, elimination of financial covenants other than a minimum cash balance covenant of $2.5 million until December 31, 2020 or later and a covenant requiring the Company to raise capital of US$10 million by December 1, 2020 (which was satisfied as a result of the August 2020 Offering (note 16b)). Additionally, principal repayments of $2.1 million per quarter have been rescheduled to commence on September 30, 2020 and were paid on that date.

At September 30, 2020, the Syndicated Credit Agreement contained certain financial covenants to maintain:

(i)	a minimum unrestricted cash balance of $2.5 million;
(ii)

a senior funded debt to EBITDA ratio (as such terms are defined in the Syndicated Credit Agreement) of not greater than 2.75 to 1.00 as at December 31, 2020 (due to the aggregate unconverted principal amount of the Unsecured Convertible Notes being less than US$5.0 million, note 13b) and as at the end of every fiscal quarter thereafter; and

(iii)

a fixed charge coverage ratio of not less than 1.50 to 1.00 as at December 31, 2020 (due to the aggregate unconverted principal amount of the Unsecured Convertible Notes being less than US$5.0 million, note 13b) and as at the end of every fiscal quarter thereafter.

At September 30, 2020, the Company was in compliance with all financial covenants under the Syndicated Credit Agreement. Additionally, based on the Company’s most recent financial projections, management is forecasting that the Company will be in violation of the Syndicated Credit Agreement senior funded debt to EBITDA covenant at December 31, 2020.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

B)	term debt facility
As at	September 30, 2020	December 31, 2019
Principal value of debt	—	115,000
Transaction costs	—	(9,461)
Accretion	—	3,397
Fair value assigned to warrants, at issuance	—	(13,933)
	—	95,003

At December 31, 2019, the Company was subject to three financial covenants under this facility, so long as the principal amount owing under the Term Debt Facility was greater than $75 million.

On May 14, 2020, the Company obtained a waiver under the Syndicated Credit Agreement for the December 31, 2019 interest coverage ratio covenant breach, the March 31, 2020 senior funded debt to EBITDA ratio covenant breach and any corresponding breaches of the Term Debt Facility (note 11a).

On June 5, 2020, the Company entered into a restructuring and novation agreement (the “Restructuring and Novation Agreement”) and a securities restructuring agreement (the “Securities Restructuring Agreement”) whereby $45.0 million of principal from the Term Debt Facility was assigned to the Bridge Farm Purchaser and the remaining $73.2 million of principal plus accrued interest was extinguished and replaced with $73.2 million senior second lien convertible notes of the Company (note 13a).

12.	Lease obligations
	September 30, 2020	December 31, 2019
Balance, beginning of year	16,949	214
Adoption of IFRS 16	—	1,119
Acquisitions	—	15,179
Liabilities incurred	780	674
Lease payments	(829)	(778)
Dispositions	(735)	(468)
Interest expense	392	444
Disposition of Bridge Farm (note 4)	(14,894)	—
Foreign currency translation	(122)	565
Balance, end of period	1,541	16,949

Current portion	405	722
Long-term	1,136	16,227

The Company’s minimum lease payments are as follows:

September 30, 2020
Less than one year	493
One to three years	971
Three to five years	268
Thereafter	—
Minimum lease payments	1,732
Amounts representing finance charges	(191)
Net minimum lease payments	1,541

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

13.	Convertible notes
September 30, 2020
Balance, beginning of year	—
Secured Convertible Note - Fair Value on issuance (a)	54,693
Unsecured Convertible Notes - Fair Value on issuance (b)	16,113
Converted to common shares	(12,079)
Change in fair value recognized in profit or loss	(10,231)
Unrealized foreign exchange loss	(88)
Balance, end of period	48,408
(a)	Secured Convertible Note
Principal balance	September 30, 2020
Balance, beginning of year	—
Issued	73,227
Balance, end of period	73,227

On June 5, 2020, in connection with the Restructuring and Novation Agreement, the Company entered into the Securities Restructuring Agreement, pursuant to which the $73.2 million balance of the Term Debt Facility was extinguished and replaced with a $73.2 million senior second lien convertible note (the “Secured Convertible Note”), convertible into common shares at an initial conversion price of US$1.00 per common share. The Company also issued common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.00 per warrant and common share purchase warrants to acquire up to 17.5 million common shares at an initial exercise price of US$1.20 per warrant (the “Secured Convertible Note Warrants”) (note 14a).

The Secured Convertible Note matures on June 5, 2022 and does not bear interest, except upon the occurrence of defined triggering events. The Secured Convertible Note is secured by a second priority lien on the assets and property of the Company.

The Secured Convertible Note can be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes is less than US$3.0 million (note 14b) and February 1, 2021. On September 30, 2020, the indebtedness under the Unsecured Convertible Notes was less than US$3.0 million and the Company subsequently filed a registration statement which allows the holders to offer and sell the common shares issuable upon conversion or exercise of the Secured Convertible Note and Secured Convertible Note Warrants. The registration statement was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2020.

Beginning on October 22, 2020, up to $10 million of principal of the Secured Convertible Note can be converted into common shares per month at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 92% of the volume weighted average price of the Company’s common shares during the eight consecutive trading day period ending and including the date of delivery of the conversion notice. The Secured Convertible Note and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

The Secured Convertible Note has been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 22).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

As a result of the August 2020 Offering, the conversion price for the Secured Convertible Note was adjusted to US$0.8474 per common share. As of November 9, 2020, as a result of sales under the ATM Program, the conversion price of the Secured Convertible Note was adjusted to US$0.6560 per common share. The foregoing conversion price may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

Subsequent to September 30, 2020, $18.3 million aggregate principal of the Secured Convertible Note was converted into common shares at a weighted average conversion price of $0.2122 resulting in the issuance of 86.0 million common shares. As of November 9, 2020, $55.0 million aggregate principal amount of Secured Convertible Note remained outstanding.

(b)	Unsecured Convertible Notes
Principal balance (USD)	September 30, 2020
Balance, beginning of year	—
Issued	18,000
Converted to common shares	(15,594)
Balance, end of period	2,406

On June 5, 2020, in connection with the debt restructuring transactions, the Company entered into a securities purchase agreement providing for the sale of a new series of unsecured senior subordinated convertible notes (the “Unsecured Convertible Notes”) in the aggregate principal amount of US$18.0 million, convertible into common shares at any time at the option of the holder at an initial conversion price of US$1.00, and common share purchase warrants to acquire up to 14.5 million common shares at an initial exercise price of US$0.9338 per common share (the “Unsecured Convertible Notes Warrants”) (note 14b). In connection with the securities purchase agreement, placement agents for the offering were issued common share purchase warrants to acquire up to 1,080,000 common shares at an initial exercise price of US$1.00 per common share (the “Agent Warrants”) (note 14c).

The Unsecured Convertible Notes mature on June 5, 2022 and do not bear interest, except upon the occurrence of defined triggering events.

The Unsecured Convertible Notes can be converted into common shares at any time. The terms of the Unsecured Convertible Notes were amended in August 2020 to allow the entire principal amount to be converted into common shares at an alternate conversion price equal to the lower of (i) the applicable conversion price in effect on such conversion date, and (ii) the greater of (a) US$0.1624 and (b) 88% of the lowest volume weighted average price of the Company’s common shares during the five consecutive trading day period ending and including the date of delivery of the conversion notice. The Unsecured Convertible Notes and related warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 9.99%.

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

The Unsecured Convertible Notes have been designated as FVTPL (note 22).

As a result of the August 2020 Offering, the conversion price for the Unsecured Convertible Notes was adjusted to US$0.8474 per common share. As of November 9, 2020, as a result of sales under the ATM Program, the conversion price of the Unsecured Convertible Notes was adjusted to US$0.6560 per common share. The foregoing conversion price may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

During the period July 16, 2020 to September 30, 2020, US$15.6 million aggregate principal was converted into common shares at a weighted average exercise price of US$0.2516 resulting in the issuance of 62.0 million common shares (note 16b). At September 30, 2020, US$2.4 million aggregate principal amount of Unsecured Convertible Notes remained outstanding.

Subsequent to September 30, 2020, an additional US$2.4 million aggregate principal of Unsecured Convertible Notes was converted into common shares at a weighted average exercise price of US0.1631 resulting in the issuance of 14.7 million common shares. As of November 9, 2020, US$16.0 thousand aggregate principal amount of Unsecured Convertible Notes remained outstanding.

14.	Derivative warrant liabilities
September 30, 2020
Balance, beginning of year	—
Secured Convertible Note Warrants - Fair Value on issuance (a)	6,683
Unsecured Convertible Notes Warrants - Fair Value on issuance (b)	3,961
Agent Warrants - Fair Value on issuance (c)	504
Series A and Series B Warrants - Fair Value on issuance (d)	11,784
Converted to common shares	(8,087)
Change in fair value recognized in profit or loss	(10,468)
Unrealized foreign exchange loss	34
Balance, end of period	4,411
(a)	Secured Convertible Note Warrants

The Secured Convertible Note Warrants were issued on June 5, 2020 and expire 36 months from the date of issuance. The Secured Convertible Note Warrants can be converted into common shares at any time after the earlier of the date upon which the indebtedness under the Unsecured Convertible Notes is less than US$3.0 million and February 1, 2021. On September 30, 2020, the indebtedness under the Unsecured Convertible Notes was less than US$3.0 million and the Company subsequently filed an F-3 registration statement with a date of effectiveness of October 22, 2020. In certain circumstances, the Secured Convertible Note Warrants are subject to forced exercise provisions whereby the Company can force exercise should the volume weighted average price of the Company’s common shares exceed US$2.00.

As a result of the August 2020 Offering, the conversion price for the Secured Convertible Note Warrants was adjusted to US$0.3955 per common share. As of November 9, 2020, as a result of sales under the ATM Program, the exercise price of the Secured Convertible Note Warrants was adjusted to US$0.1766 per common share. The foregoing exercise price may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

(b)	Unsecured Convertible Notes Warrants

The Unsecured Convertible Notes Warrants were issued on June 5, 2020, are immediately exercisable, and expire 42 months from the date that the underlying common shares become freely tradeable, which was July 16, 2020. In certain circumstances, the Unsecured Convertible Notes Warrants are subject to forced exercise provisions whereby the Company can force exercise should the volume weighted average price of the Company’s common shares exceed US$2.8014.

As a result of the August 2020 Offering, the conversion price for the Unsecured Convertible Notes Warrants was adjusted to US$0.3955 per common share. As of November 9, 2020, as a result of sales under the ATM Program, the exercise price of the Unsecured Convertible Notes Warrants was adjusted to US$0.1766 per common share. The foregoing exercise price may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

As a result of the At-the-Market Offering Program, the foregoing conversion and exercise prices will be subject to further adjustment.

Subsequent to September 30, 2020, 4.8 million Unsecured Convertible Notes Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 4.8 million common shares and gross proceeds to the Company of US$0.9 million. As of November 9, 2020, 9.6 million Unsecured Convertible Notes Warrants remained outstanding.

(c)	Agent Warrants

The Agent Warrants were issued on June 5, 2020, are immediately exercisable, and expire on June 5, 2025. The Agent Warrants do not permit the holder to have beneficial ownership of the outstanding common shares in excess of 4.99%.

(d)	Series a and series b warrants

On August 18, 2020, in connection with the August 2020 Offering, the Company issued 40.1 million Series A Warrants and 14.3 million Series B Warrants (note 16b). The Series A Warrants and Series B Warrants are exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants are US$0.75 per common share and the exercise price of the Series B Warrants are US$0.0001 per common share.

On August 19, 2020, 9.2 million Series B Warrants were converted into common shares and on August 20, 2020, the remaining 5.1 million Series B Warrants were converted into common shares (note 16b).

As of November 9, 2020, as a result of sales under the ATM Program, the exercise price of the Series A Warrants was adjusted to US$0.1766 per common share. The exercise price of the Series A Warrants may be further adjusted as the result of future sales under the ATM Program or other offerings, if any.

Subsequent to September 30, 2020, 3.0 million Series A Warrants were exercised at a weighted average exercise price of US$0.1766 per warrant resulting in the issuance of 3.0 million common shares and gross proceeds to the Company of US$0.5 million. As of November 9, 2020, 37.1 million Series A Warrants remained outstanding.

The following table summarizes outstanding derivative warrants as at September 30, 2020:

	Exercise price (USD) (1)	Number of warrants	Weighted average contractual life
Series A Warrants	0.75	40,100,000	4.9
Secured Convertible Note Warrants	0.3955	35,000,000	2.7
Unsecured Convertible Notes Warrants	0.3955	14,456,429	3.3
Agent Warrants	1.00	1,080,000	4.7
		90,636,429	1.6
(1)

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

15.	Contingent consideration
September 30, 2020
Balance, beginning of year	32,501
Change in fair value recognized in profit or loss	2,252
Unrealized foreign exchange loss	1,058
Foreign currency translation	(899)
Disposition of Bridge Farm (note 4)	(34,912)
Balance, end of period	—

Contingent consideration was comprised of the fair value of the incremental shares potentially issuable in connection with the acquisition of Bridge Farm and the fair value of earn-out payments owed to the sellers of Bridge Farm.

At June 5, 2020, the fair value of the incremental shares was $34.6 million and the fair value of the earn out shares was $0.3 million. On June 5, 2020, the total contingent consideration of $34.9 million was assumed by the Bridge Farm Purchaser as part of the consideration for the Bridge Farm Disposition (note 4).

16.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

(b)	Issued and outstanding
		September 30, 2020		December 31, 2019
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		107,180,423	509,654	68,648,984	65,133
Initial public offering		—	—	11,000,000	189,518
Shares issued for assets		—	—	797,952	6,537
Share issuances	14,15	25,978,022	15,232	394,926	2,323
Shares issued to related parties		—	—	3,730,963	63,460
Share issuance costs		—	(1,818)	—	(12,770)
Business acquisitions		—	—	2,696,800	39,849
Disposition of Bridge Farm	4	(2,716,271)	(38,447)	—	—
Convertible debt - conversions	13	61,976,599	11,912	13,108,676	113,526
Derivative warrants exercised	14	14,280,000	8,087	—	—
Warrants exercised		—	—	4,551,082	21,882
Shares issued for services		—	—	164,080	2,320
RSUs exercised	17(c)	15,156	51	57,960	195
Employee warrants exercised		—	—	2,029,000	17,681
Balance, end of period		206,713,929	504,671	107,180,423	509,654

August 2020 Offering

On August 18, 2020, the Company issued 25.8 million Series A Units (the “Series A Units”), each consisting of one common share and one Series A Warrant (collectively, the “Series A Warrants”) (note 14d) to purchase one common share and 14.3 million Series B Units (the “Series B Units”), each consisting of one pre-funded Series B Warrant (the “Series B Warrants”) to purchase one common share and one Series A Warrant to purchase one common share (note 14d). Each Series A Unit was sold at a price of US$0.50 per unit and each Series B Unit was

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

sold at a price of US$0.50 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$20 million. The Series A Warrants and Series B Warrants were exercisable immediately and have a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.75 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On August 19, 2020, 9.2 million Series B Warrants were converted into common shares and on August 20, 2020, the remaining 5.1 million Series B Warrants were converted into common shares.

At-the-Market Offering Program

On August 13, 2020, the Company entered into an equity distribution agreement to establish the ATM Program which allows the Company to offer and sell common shares having an aggregate offering price of up to US$50 million.

No sales were made under the ATM Program prior to September 30, 2020. During the period from October 1, 2020 to November 9, 2020, the Company issued 121.9 million common shares at a weighted average exercise price of US$0.2910 for gross proceeds of $46.3 million.

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2019	6,165,324	27,831
Warrants expired	(1,042,112)	(2,229)
Balance at September 30, 2020	5,123,212	25,602

The following table summarizes outstanding equity classified warrants as at September 30, 2020:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual life (years)
12% Convertible notes (USD)	USD 3.75	377,688	0.1
12% Convertible notes (CAD)	4.38	1,812,634	0.0
Acquisition of financial obligation	15.94	480,000	1.8
Term debt financing (60%)	20.76	1,495,665	1.8
Term debt financing (40%)	21.63	957,225	1.8
	13.50	5,123,212	1.1

17.	Share-based compensation

The Company has a number of equity-settled share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The components of share-based compensation expense are as follows:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Simple warrants (a)	1,611	4,746	3,385	19,743
Performance warrants (a)	—	1,182	(42)	11,757
Stock options (b)	167	—	489	—
Restricted share units (c)	769	—	1,454	—
Deferred share units (c)	571	325	1,779	325
Shares issued for services	—	1,738	—	2,320
	3,118	7,991	7,065	34,145

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to estimate the fair value of units granted during the nine months ended September 30, 2020 and year ended December 31, 2019 through the application of the following assumptions:

	September 30, 2020	December 31, 2019
Risk-free interest rate	0.28% - 0.29%	1.41% - 1.88%
Expected life of units (years)	10	2 - 10
Expected annualized volatility	143%	97% - 116%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each unit	$1.13 - $1.17	$0.67 - $23.55

Volatility was estimated by using the historical volatility of peer companies that the Company considers comparable, which have trading and volatility history. The expected life in years represents the period of time that the units granted are expected to be outstanding. The risk-free rate was based on Government of Canada bond rates of comparable duration.

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually in thirds over a three-year period and expire five years after the grant date.

The following table summarizes changes in the simple and performance warrants during the nine months ended September 30, 2020:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2019	9,815,000	$4.01	5,798,822	$2.66
Forfeited	(2,246,400)	6.48	(1,433,540)	4.42
Balance at September 30, 2020	7,568,600	$3.27	4,365,282	$2.08

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at September 30, 2020:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	3,619,000	0.68	3.55	3,619,000	0.68	3.55
$1.25 - $1.88	560,000	1.50	3.80	560,000	1.50	3.80
$2.97 - $4.53	1,028,000	3.18	3.83	884,000	3.11	3.61
$6.25 - $9.38	2,140,800	6.33	5.17	614,400	6.53	5.13
$12.50 - $37.50	220,800	21.10	6.82	25,600	21.08	6.14
	7,568,600	$3.27	4.16	5,703,000	$1.86	3.77
Performance warrants
$0.63 - $0.94	2,901,817	0.64	n/a	2,747,148	0.64	n/a
$1.25 - $1.88	478,933	1.49	n/a	418,134	1.46	n/a
$2.97 - $4.53	717,333	3.10	n/a	490,666	3.08	n/a
$6.25 - $9.38	150,933	7.32	n/a	38,400	6.25	n/a
$12.50 - $37.50	116,266	27.52	n/a	—	—	n/a
	4,365,282	$2.08	n/a	3,694,348	$1.11	n/a

During the nine months ended September 30, 2020, the Company did not grant any simple or performance warrants (nine months ended September 30, 2019 – 4,795,200 simple warrants granted with an average exercise price of $6.32 and 723,200 performance warrants granted with an average exercise price of $12.23).

During the nine months ended September 30, 2020, nil simple warrants were exercised (nine months ended September 30, 2019 – 214,400 simple warrants at a weighted average price of $0.91) and nil performance warrants were exercised (nine months ended September 30, 2019 – 1,652,800 performance warrants at a weighted average price of $0.63).

b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in the stock options during the nine months ended September 30, 2020:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2019	623,850	$4.33
Granted	481,600	1.16
Forfeited	(384,850)	4.96
Balance at September 30, 2020	720,600	$1.82

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding stock options as at September 30, 2020:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$1.15	400,000	9.66	—	—
$1.19	81,600	9.74	81,600	9.74
$3.15	239,000	8.93	5,000	3.95
	720,600	9.43	86,600	9.41

c)	Restricted and deferred share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. DSUs are granted to directors on a quarterly basis and generally vest immediately. RSUs and DSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in the RSUs and DSUs during the nine months ended September 30, 2020:

	RSUs outstanding	DSUs outstanding
Balance at December 31, 2019	48,883	367,924
Granted	2,999,813	2,690,253
Forfeited	(43,813)	(310,164)
Exercised	(15,256)	—
Balance at September 30, 2020	2,989,627	2,748,013

18.	Revenue

The Company’s revenue is solely from contracts with customers and is comprised of revenue from the sale of cannabis. Cannabis revenue is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers.

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Provincial boards	12,552	2,921	40,885	7,059
Medical	6	7	27	15
Licensed producers	2,967	25,762	15,544	43,591
Gross revenue (1)	15,525	28,690	56,456	50,665
(1)

The Company had 4 major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $33.8 million for the nine months ended September 30, 2020 (nine months ended September 30, 2019 – 3 major customers with total sales of $30.7 million).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table disaggregates revenue by form for the periods noted:

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Revenue from dried flower	11,629	20,609	39,443	42,584
Revenue from vapes	3,577	—	14,185	—
Revenue from oil	319	8,081	2,828	8,081
Gross revenue	15,525	28,690	56,456	50,665

19.	Government subsidies

In March 2020, the federal government launched the Canadian Emergency Wage Subsidy (“CEWS”) to help businesses impacted by the COVID-19 pandemic keep and rehire employees. The CEWS delivered a 75 percent wage subsidy to eligible employers for an initial period of 12 weeks, from March 15, 2020 to July 4, 2020. Eligibility was based on meeting a minimum requirement for decreased revenue. The CEWS was extended to November 21, 2020 and amended to change the eligibility requirements from meeting a certain threshold to being variable based on how much an employer’s revenue decreased. A proposal has been made to continue the CEWS until June 2021, including possible changes to the rates and the top-up calculation.

The Company became eligible for the CEWS based on decreases in revenue during the three months ended June 30, 2020 and has received the subsidy for the periods June 6 to July 4, 2020, July 5 to August 1, 2020, August 2 to August 29, 2020 and August 30 to September 26, 2020. The subsidy has been recognized in the condensed consolidated interim statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to the CEWS.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

20.	Finance (income) costs
	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Cash finance expense
Interest on Syndicated Credit Agreement	1,025	454	3,279	454
Interest on Credit Facilities	—	486	—	1,818
Interest on Term Debt Facility	—	1,667	2,936	1,759
Interest on Senior Convertible Notes	—	3	—	375
Interest on Convertible Notes	—	691	—	2,442
Interest on other debt	—	(9)	—	1,526
Other finance costs	355	451	495	3,999
	1,380	3,743	6,710	12,373
Non-cash finance expense (income)
Accretion	—	2,379	1,622	4,632
Amortization of debt issue costs	223	476	946	1,016
Change in fair value of convertible notes (note 13)	(9,742)	—	(10,231)	—
Change in fair value of derivative warrant liabilities (note 14)	(10,057)	—	(10,468)	—
Interest on Senior Convertible Notes	—	1,903	—	1,903
Loss on derivative liabilities	—	1,649	—	1,649
Other	18	—	(22)	—
	(19,558)	6,407	(18,153)	9,200
Less: interest capitalized relating to CIP (note 8)	—	—	—	(1,280)
Interest income	(19)	—	(181)	—
	(18,197)	10,150	(11,624)	20,293
21.	Loss per share
	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Weighted average shares outstanding (000s)
Basic and dilutive (1)	134,269	91,905	116,132	78,794
Continuing operations
Net loss attributable to Sundial Growers Inc.	(71,386)	(85,448)	(141,997)	(114,472)
Per share - basic and diluted	$(0.53)	$(0.93)	$(1.22)	$(1.46)
Discontinued operations
Net loss attributable to Sundial Growers Inc.	—	(12,004)	(33,627)	(12,004)
Per share - basic and diluted	$—	$(0.13)	$(0.29)	$(0.15)
Net loss attributable to Sundial Growers Inc.	(71,386)	(97,452)	(175,624)	(126,476)
Per share - basic and diluted	$(0.53)	$(1.06)	$(1.51)	$(1.61)
(1)

For the three and nine months ended September 30, 2020, there were 5.1 million equity classified warrants exercisable, 90.6 million derivative warrants exercisable, 5.7 million simple warrants exercisable and 3.7 million performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (nine months ended September 30, 2019 – nil warrants, 5.5 million simple warrants and 3.8 million performance warrants).

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

22.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, convertible notes, derivative warrant liabilities and contingent consideration

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate the fair value of the respective assets and liabilities due to the short-term nature of those instruments.

Fair value measurements of long-term debt, convertible notes, derivative warrant liabilities and contingent consideration are as follows:

		Fair value measurements using
September 30, 2020	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	71,063	—	71,063	—
Convertible notes	48,408	—	—	48,408
Derivative warrant liabilities	4,411	—	—	4,411

		Fair value measurements using
December 31, 2019	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial liabilities
Long-term debt	177,913	—	177,913	—
Contingent consideration	32,501	—	—	32,501

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

As at September 30, 2020, the Company did not have any financial instruments measured at Level 1 fair value.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The fair value of long-term debt approximates it carrying value as it bears a floating rate of interest (Syndicated Credit Agreement) and interest at a fixed rate of 9.75% which approximates a market rate for comparable transactions (Term Debt Facility).

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Convertible notes are designated as Fair Value Through Profit or Loss (“FVTPL”). The fair value of convertible notes is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss within finance income (costs). The fair value of convertible notes is estimated by using

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

valuation model that takes into account all of the features of the convertible notes. Assumptions used in these calculations include expected future share price, volatility, discount rate and various probability factors.

At September 30, 2020, a 10% change in the material assumptions would change the fair value of convertible notes by approximately $4.8 million.

Derivative warrant liabilities are designated as FVTPL. The fair value of derivative warrant liabilities is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss within finance income (costs). The fair value of derivative warrant liabilities is estimated by using a 50% weighting of two different valuation models. Assumptions used in these calculations include expected future share price, volatility, discount rate and various probability factors.

At September 30, 2020, a 10% change in the material assumptions would change the fair value of derivative warrant liabilities by approximately $0.6 million.

Contingent consideration classified as liabilities was part of the consideration paid for Bridge Farm and was a Level 3 financial liability that was re-measured each reporting period. Contingent consideration was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in these calculations included expected future share price, discount rate and various probability factors.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

b)	Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	September 30, 2020	December 31, 2019
Impairment loss (reversal) on trade receivables	(451)	582
Impairment loss on other receivables	—	170
	(451)	752

The movement in the allowance for impairment in respect of accounts receivable during the nine months ended September 30, 2020 was as follows:

	September 30, 2020	December 31, 2019
Balance, beginning of year	752	—
Amounts written off	—	—
Net remeasurement of impairment loss allowance	(451)	752
Balance, end of period	301	752

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents and accounts receivable. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

23.	Related party transactions
a)	Loan receivable agreements

The Company has entered into separate shareholder loan agreements with two (December 31, 2019 – two) employees of the Company. The loans bear interest at rates ranging from 0-1.5% per annum and are secured by each employee’s shareholdings in the Company. The loans are each repayable in full upon the departure of an individual employee from employment, a change in control of the Company or sale of the Company. As at September 30, 2020, $0.2 million (December 31, 2019 - $0.2 million), had been advanced under these loan agreements.

b)	Related party transactions and balances
	Transactions		Balance outstanding
	Nine months ended September 30	Nine months ended September 30	September 30	December 31
	2020	2019	2020	2019
Marketing, brand research and development (a)	1,144	2,152	—	(265)
Legal services (b)	1,811	2,973	(221)	(397)
	2,955	5,125	(221)	(662)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors is a partner at a law firm which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

24.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these condensed consolidated interim financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve its ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to its shareholders; and,
•	Maintain a capital structure that allows various financing alternatives to the Company as required.
25.	Commitments and contingencies

The following table summarizes contractual commitments at September 30, 2020:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	26,388	—	—	—	26,388
Syndicated Credit Agreement (1)	71,900	—	—	—	71,900
Convertible notes (1)	—	76,436	—	—	76,436
Lease obligations	405	880	256	—	1,541
Balance, end of period	98,693	77,316	256	—	176,265
(1)	At face value, excludes interest

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at September 30, 2020 of $1.5 million (December 31, 2019 - $1.5 million).

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.